Exhibit 99.1

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH PERIODS ENDED MAY 31, 2015 AND 2014

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBio”), for the three-month periods ended May 31, 2015 and 2014. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month periods ended May 31, 2015 and 2014. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the three-month periods ended May 31, 2015 and 2014 is based on the consolidated financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on July 13, 2015. Disclosure contained in this document is current to that date, unless otherwise noted. The “Critical accounting policies and estimates”, “Use of estimates and judgment”, and “Financial instruments” sections are the same as those disclosed by the Corporation in its MD&A for the year ended February 28, 2015.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to “CAD”, “USD” and “EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Information disclosed in this report has been limited to what Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:

•	Neptune’s ability to maintain all required permits to continue operations at its production facility;

management discussion and analysis of the financial situation and operating results

•	Neptune’s ability to generate revenue through production at its production facility;
•	Neptune’s ability to maintain and develop its existing third party supply and production agreements on terms favourable to Neptune;
•	Neptune’s ability to obtain financing, on terms favourable to Neptune to implement its operating and growth strategy;
•	Neptune’s ability to recover additional insurance proceeds relating to the incident at its production plant under its business interruption insurance policy;
•	Neptune’s ability to regain lost customers and re-establish itself in the nutraceutical market;
•
Neptune’s ability to oppose or settle notices alleging non-compliance by Québec Ministry of Sustainable Development, Environment and the Fight Against Climate Change (the “Ministry of Environment”) and the Commission de la santé et de la sécurité du travail (the “CSST”) and any other proceedings brought by other parties relating to the November 2012 incident at its former operating facility;

•
Neptune’s ability, and the ability of its distribution partners, to continue to commercialize krill oil products, including Neptune Krill Oil (“NKO®”) and to regain and maintain its market share position for krill oil products;

•	Neptune’s ability to continue to invest in product development and trials;
•	plans of Neptune’s subsidiaries, Acasti and NeuroBio, to conduct new clinical trials for product candidates, including the timing and results of these clinical trials;
•	Neptune’s ability to maintain and defend its intellectual property rights in its krill oil products and in its product candidates;
•	the ability of Neptune’s subsidiaries, Acasti and NeuroBio, to commercialize other product candidates in the United States, Canada and internationally;
•	the timing of the receipt of royalty payments under the terms of Neptune’s settlement agreements;
•
Neptune’s estimates of the size of the potential markets for its krill oil products and its product candidates and the rate and degree of market acceptance of its krill oil products and its product candidates;

•	the health benefits of its krill oil products and Neptune’s product candidates as compared to other products in the nutraceutical and pharmaceutical markets;
•	Neptune’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures; and
•	Neptune’s expectations regarding its significant impairment losses and future write-downs.

Although the forward-looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Certain key assumptions made in providing the forward-looking information include the following:

•	Performance of the production facility will be consistent with management’s expectations;
•	sales objectives for its krill oil products assume that Neptune will be able to maintain customer relationships and that demand for its products will continue;
•	customer demand for Neptune’s products, particularly NKO®, will be consistent with or stronger than pre-November 2012 levels;
•	Neptune’s business plan to focus on the production of its lead product, NKO® , will not be substantially modified;
•	capital derived from future financings will be available to Neptune on terms that are favourable;
•	Neptune will be able to protect its intellectual property; and
•	Neptune will be able to continue to meet the continued listing requirements of the NASDAQ Stock Market (the “NASDAQ”) and the Toronto Stock Exchange (the “TSX”).

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risks and Uncertainties” and under the heading “Risk Factors” in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

management discussion and analysis of the financial situation and operating results

BUSINESS OVERVIEW

Production Facility Reconstruction and Operations

As previously announced, the manufacturing process at Neptune’s Sherbrooke plant has been adjusted in order to enhance product handling characteristics. Although this allows Neptune to offer a superior product, it is temporarily resulting in reduced plant output and higher manufacturing costs. A team, including third-party experts, is actively identifying a longer-term, cost effective solution to increase output.

To date, important progress has been made and the plant’s effective capacity now exceeds 100 metric tons annually, up from the 75 metric tons at the end of May 2015. All product specifications continue to be met and product handling characteristics are meeting customers and Neptune expectations.

Human Resources

Neptune, along with Acasti, is currently employing 122 employees.

On April 29, 2015, Neptune announced the departure of Mr. André Godin as Chief Financial Officer of the Corporation. Following Mr. Godin’s departure, an executive search was initiated to fulfill his functions with Neptune.

On July 8, 2015, and although there is still discussion between Neptune and the association on the composition of the bargaining unit, Neptune was informed by the Commission des Relations de Travail that an association limited to the production employees (approximately 20 employees) had been immediately certified (with no vote required). The certification process has no impact on Neptune's operations and at its Sherbrooke plant.

Patents and License Agreements

On March 23, 2015, Neptune announced that the Patent Trial and Appeal Board (PTAB) of the US Patent and Trademark Office (USPTO) issued a favourable decision, confirming the validity of certain claims in Neptune’s ‘351 patent (U.S. Patent: 8,278,351) and triggering royalty payments from Aker and Enzymotec to Neptune. On December 17, 2013 and April 27, 2014, Neptune had successfully concluded a settlement and license agreement with Aker and Enzymotec, respectively. Neptune granted a world-wide, non-exclusive, royalty-bearing license to both parties to market and sell nutraceutical products in the licensed countries. Pursuant to the terms of these settlements, royalty levels in the US depended on the outcome of an inter partes review at the PTAB of certain claims from Neptune’s ‘351 patent. In light of the PTAB’s decision, Aker and Enzymotec will be obligated to make royalty payments to Neptune based on their sales of licensed krill oil products in the US. On April 23, 2015, both Aker and Enzymotec filed a request with the same PTAB for a rehearing.

On May 15, 2015, Neptune filed a Complaint in the United States District Court for the Southern District of New York against Aker Biomarine AS, Aker Biomarine Antarctic USA, Inc. and Aker Biomarine Antarctic AS. Neptune is requesting a judgement against the Defendants declaring, amongst other things, that they must pay ongoing royalties on sales of Krill Oil Based Products made on or after March 23, 2015.

Under the terms of the settlement agreement with Enzymotec entered into on April 27, 2014, royalty obligations in Australia were similarly dependent on the outcome of a potential request with the Australian Patent Office for a review of certain claims of Neptune’s Australian composition of matter patent (AU 2002322233). Enzymotec decided to pursue a patent re-examination. On May 25, 2015, the Australian Patent Office confirmed that all claims in Neptune Australian patents are patentable.

On July 10, 2015, Neptune announces that the PTAB of the USPTO has denied Aker and Enzymotec's (collectively the "Petitioner") request for a rehearing of certain claims in Neptune's '351 patent (U.S. Patent: 8,278,351). Based on their review of Aker and Enzymotec's petition, the PTAB highlighted that the Petitioner has not shown that the PTAB misapprehended or overlooked any matter, thus reconfirming the validity of the specific Neptune claims.

management discussion and analysis of the financial situation and operating results

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia.

CaPre®
Acasti has undertaken the following three clinical trials designed to evaluate the safety, efficacy and pharmacokinetic profile of CaPre® in humans: the COLT trial, the TRIFECTA trial, and the CAP13-101 (PK) trial.

The COLT trial (a randomized, multi-center, open-label Phase 2 study) has been completed and its final results indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia, achieving significant mean triglyceride reductions above 20% after 8 weeks of treatment following both daily doses of 4.0g and 2.0g compared to the standard of care alone (mean triglyceride reduction of 7.1%). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.

The TRIFECTA trial (a randomized, multi-center, double-blind Phase 2 study) has been completed and positive top-line safety and efficacy results in patients with mild to severe hypertriglyceridemia were announced in September 2014. CaPre® successfully met the trial’s primary objective achieving a statistically significant (p < 0.001) mean placebo-adjusted decrease in triglycerides from baseline to week-12, with reductions of 36.4% and 38.6% following CaPre® 1.0g  and  2.0g, respectively. In addition, benefits in other key cholesterol markers were announced without deleterious effect on LDL-C (bad cholesterol) and no safety concerns. The full set of data further confirmed and supported the positive Phase II TRIFECTA results announced in September 2014.

The PK trial was completed on July 9, 2014 and its top-line results were announced on September 30, 2014. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre® on individuals pursuing a low-fat diet (therapeutic lifestyle changes diet). The effect of a high-fat meal on the bioavailability of CaPre® was also evaluated at Day 15. CaPre® demonstrated a near dose proportional increase with plasma EPA and DHA levels increasing as dose increases. The bioavailability of CaPre® was not significantly reduced when taken with a low-fat meal versus high-fat meal; a significant advantage for the management of hypertriglyceridemic patients on low fat diets. CaPre® was safe and well tolerated, with no safety concerns.

Next Steps
Acasti is now corresponding with the FDA to determine next steps in the clinical development of CaPre®, and obtain the required authorizations to proceed with such steps, including initiating a phase III clinical trial. Such correspondence is meant to allow the FDA to provide feedback on Acasti’s submissions and to answer specific questions on such submissions. Prior to a final response from the FDA, any exchange with them can take the form of written correspondence, discussions and potentially face-to-face meetings.

Acasti intends to conduct a phase III clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (>500 mg/dL). This study would constitute the primary basis of an efficacy claim for CaPre® in an NDA submission for severe hypertriglyceridemia. Acasti is also evaluating the possibility of submitting a Special Protocol Assessment (“SPA”) to the FDA in order to form the basis for the design of its intended Phase III clinical trial. An SPA is a declaration from the FDA that the Phase III protocol trial design, clinical endpoints, and statistical analyses are acceptable to support regulatory approval. A request would be submitted for the protocol at least 90 days prior to the anticipated start of the Phase III clinical trial.

Additional information relating to Acasti can be found on SEDAR at www.sedar.com management discussion and analysis of the financial situation and operating results

NeuroBio Inc.

NeuroBio is a private wholly-owned subsidiary focused on research, development and commercialization of new marine based omega‐3 phospholipid therapies for use in the human neurological field. NeuroBio is currently in the early stages of developing novel active pharmaceutical ingredients into commercial products for the medical food and the prescription drug markets.

NeuroBio is in the early stages of developing omega-3 phospholipids medical foods and prescription drugs. NeuroBio is dedicated to the research and development of active pharmaceutical ingredients (“APIs”) for the management of neurodevelopmental, memory, concentration, learning and neurological disorders, from prevention to treatment. NeuroBio’s product candidates are at different development and/or validation stages and are expected to require the approval of the FDA and/or Health Canada before commercialization. Approvals from similar regulatory organizations are also expected to be required before sales are authorized.

The NeuroBio product portfolio includes highly concentrated phospholipids extracted and purified from different marine species, including krill, which functionalize EPA and DHA most often stabilized by potent antioxidants. NeuroBio’s potential prescription drug candidate is NKPL85.

management discussion and analysis of the financial situation and operating results

Selected consolidated financial information

The following tables set out selected financial information for the three-month periods ended May 31, 2015 and 2014. The information has been derived from the unaudited consolidated interim financial statements for the three-month periods ended May 31, 2015 and 2014 and the notes thereto, prepared in accordance with IFRS as issued by IASB.

(Expressed in thousands of dollars, except per share data)
	Three-month period ended May 31,
	2015 (Unaudited)	2014 (Unaudited)
	$	$
Total revenues	2,704	3,691
Adjusted EBITDA1	(5,168)	(5,772)
Net loss	(4,966)	(4,368)
Net loss attributable to the owners
of the Corporation	(4,434)	(4,683)
Basic and diluted loss per share	(0.06)	(0.06)

Total assets	93,001	127,501
Working capital2	33,856	65,039
Total equity	68,535	94,436
Non-current financial liabilities	14,225	16,985

Key ratios (% of total revenues):
Gross margin	(31%)	14%
Selling expenses	27%	22%
General and administrative expenses	104%	198%
Research and development expenses	67%	56%
Adjusted EBITDA	(191%)	(156%)
1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

2
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

RECONCILIATION OF NET LOSS TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net loss, finance income and costs, depreciation and amortization, income taxes, and impairment of property, plant and equipment. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Corporation’s shares. Foreign exchange gains or losses are a component of finance income or finance costs and can vary significantly with currency fluctuations from one period to another. In addition, other items that do not impact core operating performance of the Corporation may vary significantly from one period to another. As such, adjusted EBITDA provide improved continuity with respect to the comparison of the Corporation’s operating results over a period of time. Our method for calculating adjusted EBITDA may differ from that used by other corporations.

Reconciliation of non-IFRS financial information
(Expressed in thousands of dollars)

	Three-month period
	ended May 31,
	2015	2014
	$	$
Net loss	(4,966)	(4,368)
Add (deduct):
Depreciation and amortization	600	106
Finance costs	468	605
Finance income1	(1,687)	(4,522)
Stock-based compensation	417	2,162
Income taxes	-	245
Adjusted EBITDA	(5,168)	(5,772)

1	Including change in fair value of derivatives of respectively $1,653 and $4,485 for the three-month periods ended May 31, 2015 and 2014.

management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
(Expressed in thousands of dollars, except per share data)

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular and neurological segments conduct research activities and have incurred losses since inception. Quarterly data are presented below.

Fiscal year ending February 29, 2016
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Total Revenues	2,704	2,704
Adjusted EBITDA1	(5,168)	(5,168)
Net loss	(4,966)	(4,966)
Net loss attributable to the owners of the Corporation	(4,434)	(4,434)
Basic and diluted loss per share	(0.06)	(0.06)

The net loss of the first quarter of 2016 was comprised of a gain resulting from the change in fair value of the derivative warrant liability of $1,653 and also includes unallocated production overheads due to lower than expected level of production of $1,733.

Fiscal year ended February 28, 2015
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Total Revenues	15,070	3,691	2,623	4,735	4,021
Adjusted EBITDA1	(32,926)	(5,772)	(12,875)	(4,315)	(9,964)
Net (loss) income	(29,822)	(4,368)	(14,849)	74	(10,679)
Net loss attributable to the owners of the Corporation	(27,960)	(4,683)	(12,724)	(1,333)	(9,220)
Basic and diluted loss per share	(0.38)	(0.06)	(0.17)	(0.02)	(0.12)

The net loss of the first quarter of 2015 and the net income of the third quarter of 2015 are comprised of a gain resulting from the change in fair value of the derivative warrant liability of $4,485 and $5,043, respectively. In the second and fourth quarter of 2015, the change in fair value of the derivative warrant liability was a loss of $308 and $681, respectively. The net loss of the second quarter of 2015 includes incremental costs related to the plant ramp-up of $2,658, impairment on inventory of $2,063 due to the degradation of raw material and a bad debt expense of $1,246 related to one significant customer. The net loss of the fourth quarter of 2015 includes incremental costs related to the plant issues of $2,048, impairment on inventory of $4,043 due to the degradation of raw material and a bad debt expense of $592.

Fiscal year ended February 28, 2014
		First		Second		Third		Fourth
	Total	Quarter		Quarter		Quarter		Quarter
	$	$		$		$		$
Total revenues	19,496	6,092		5,346		4,395		3,665
Adjusted EBITDA1	(19,111)	(3,983)		(6,055)		(6,362)		(2,711)
Net loss	(22,237)	(5,415	)2	(5,052	)3	(10,443	)4	(1,327	)5
Net loss attributable to the owners of the Corporation	(16,640)	(4,465	)2	(3,570	)3	(8,797	)4	192	5
Basic and diluted loss per share	(0.27)	(0.07)		(0.06)		(0.14)		0.00

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2	Includes insurance recoveries of $700.
3	Includes insurance recoveries of $5,000.
4	Includes insurance recoveries of $261 and impairments and costs related to the plant explosion of $449.
5	Includes insurance recoveries of $5,594 and impairments and costs related to the plant explosion of $899.

management discussion and analysis of the financial situation and operating results

SEGMENT DISCLOSURES

The Corporation has three reportable operating segments structured in three distinctive legal entities: the first involves the production and commercialization of nutraceutical products (Neptune), the second is the development and commercialization of medical food and pharmaceutical products for cardiovascular diseases (Acasti) and the third is the development of medical food and pharmaceutical products for neurological diseases (NeuroBio).

For the three-month period ended May 31, 2015, all revenues were generated by the nutraceutical segment, with the exception of some minor sales of Acasti’s medical food product, Onemia. The continuity of all operations of the consolidated group is presently supported by Neptune’s revenues and financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for its medical food product, Onemia®, while Phase II clinical trials for its prescription drug candidate, CaPre®, were completed in order to move to the next step of its development (Phase III). As for NeuroBio, operations such as pre-clinical and manufacturing and quality control activities are directed to product development in medical foods and prescription drug products.

Krill oil supplements are the only products sold in the nutraceutical market by Neptune and they are generating gross margins that are still lower than those seen prior to the plant incident on November 8, 2012. In the case of Acasti, commercialization of its medical food product is underway and it is presently not generating a significant amount of revenue. Acasti and NeuroBio have adopted similar commercial strategies, which is to generate short term revenue with OTC and prescription medical food products. It is impossible for now to evaluate a precise timeline for the launch of any of NeuroBio products.

The consolidated cash flows are explained in a following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

Selected financial information by segment is as follows:
(Expressed in thousands of dollars)

The following table show selected financial information by segments (net of inter segments eliminations):

Three-month period ended May 31, 2015
(Expressed in thousands of dollars)
	Nutraceutical		Cardiovascular		Neurological	Total
	$		$		$	$
Total revenues	2,699		5		-	2,704
Adjusted EBITDA	(3,206)		(1,860)		(102)	(5,168)
Net loss	(4,564)		(300)		(102)	(4,966)
Total assets	73,662		18,461		878	93,001
Working capital	16,402		16,747		707	33,856

Adjusted EBITDA calculation
Net loss	(4,564)		(300)		(102)	(4,966)
add (deduct):
Depreciation and amortization	592		8		-	600
Finance costs	381		87		-	468
Finance income	43	1	(1,730	) 2	-	(1,687	) 3
Stock-based compensation	342		75		-	417
Adjusted EBITDA	(3,206)		(1,860)		(102)	(5,168)

1 Including change in fair value of derivatives of $55.
2 Including change in fair value of derivatives of ($1,708).
3 Including change in fair value of derivatives of ($1,653).

management discussion and analysis of the financial situation and operating results

Three-month period ended May 31, 2014
(Expressed in thousands of dollars)
	Nutraceutical		Cardiovascular		Neurological	Total
	$		$		$	$
Total revenues	3,635		56		-	3,691
Adjusted EBITDA	(3,766)		(1,694)		(312)	(5,772)
Net (loss) earnings	(5,702)		1,937		(603)	(4,368)
Total assets	101,735		24,739		1,027	127,501
Working capital	41,433		22,782		824	65,039

Adjusted EBITDA calculation
Net loss	(5,702)		1,937		(603)	(4,368)
add (deduct):
Depreciation and amortization	105		1		-	106
Finance costs	269		336		-	605
Finance income	141	1	(4,663	)2	-	(4,522	)3
Stock-based compensation	1,176		694		292	2,162
Income taxes	245		-		-	245
Adjusted EBITDA	(3,766)		(1,695)		(311)	(5,772)

1 Including change in fair value of derivatives of $150.
2 Including change in fair value of derivatives of $(4,635).
3 Including change in fair value of derivatives of $(4,485).

OPERATING RESULTS
(All figures in the section are expressed in thousands of dollars)

Revenues
Total revenues for the first quarter ended May 31, 2015 amounted to $2,704, representing a decrease of 27% compared to $3,691 for the three-month period ended May 31, 2014. Revenues for the three-month ended May 31, 2015 were down from last year's comparative period mainly because of the slow-down of the production process in order to enhance product handling characteristics. Revenues from sales for the first quarter ended May 31, 2015 were largely generated from sales of NKO. Revenues from sales for the first quarter ended May 31, 2014 were entirely generated from sales of krill oil acquired by the Corporation through the non-exclusive krill oil manufacturing and supply agreement with an oil producer.

Total revenues for the three-month period ended May 31, 2015 include recognition of $270 of deferred royalty revenues representing the non-refundable payments under a partnership agreement.

Gross Margin
Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors,costs for servicing and commissioning and storage costs.

management discussion and analysis of the financial situation and operating results

The following table shows gross margin in dollars as well as a percentage of total revenues for the three months ended May 31, 2015 and 2014:

(Expressed in thousands of dollars)	Three months Ended May 31, 2015	Three months Ended May 31, 2014
Gross margin	(842)	523
Gross margin as % of total revenues	(31%)	14%

Gross margin for the first quarter ended May 31, 2015 amounted to ($842) or (31%) of total revenues compared to $523 or 14% of total revenues for the same period in 2014. The decrease in gross margin for the three-month period ended May 31, 2015 compared to last year's corresponding period was primarily due to unallocated production overheads due to lower than expected level of production of $1,733.

Other income
An amount of $1,634 was recognized during the three-month period ended May 31, 2014 for royalty settlement as a result of negotiations with third parties to settle infringement of the Corporation’s intellectual property cases.

Selling expenses
Selling expenses for the three months ended May 31, 2015 and 2014 were as follows:

(Expressed in thousands of dollars)	Three months Ended May 31, 2015	Three months Ended May 31, 2014
Selling expenses	719	822
Selling expenses as % of total revenues	27%	22%

Selling expenses amounted to $719 or 27% of total revenues in the first quarter ended May 31, 2015 compared to $822 or 22% of total revenues for the corresponding period in 2014. The decrease in selling expenses for the three-month period ended May 31, 2015 is mostly attributable to a decrease in stock-based compensation expense of $66.

General and Administrative Expenses
G&A expenses for the three months ended May 31, 2015 and 2014 were as follows:

(Expressed in thousands of dollars)	Three months Ended May 31, 2015	Three months Ended May 31, 2014
General and administrative expenses	2,823	7,309
General and administrative expenses as % of total revenues	104%	198%

G&A expenses amounted to $2,823 or 104% of total revenues in the first quarter ended May 31, 2015, compared to $7,309 or 198% of total revenues for the corresponding period in 2014, a decrease of $4,486 compared to the corresponding period in 2014. The decrease of $4,486 in the first quarter ended May 31, 2015 compared to last year's corresponding quarter is mainly attributable to a decrease in stock-based compensation expense of $1,469, a decrease in salaries of $636, a decrease in professional fees of $322, a decrease in training costs of $433 and a decrease in bad debt expenses of $487. The decrease is also attributable to the reallocation of plant expenses that are now recorded in the cost of sales. Because the plant was not re-opened at that time, general and administration expenses for the three-month period ended May 31, 2014 included storage costs of $476 and other expenses related to the plant of $557.

management discussion and analysis of the financial situation and operating results

Research and Development Expenses
R&D expenses, net of tax credits, for the three months ended May 31, 2015 and 2014 were as follows:

(Expressed in thousands of dollars)	Three months Ended May 31, 2015	Three months Ended May 31, 2014
Research and development expenses net
of tax credits	1,800	2,066
Research and development expenses net
of tax credits as % of total revenues	67%	56%

R&D expenses amounted to $1,800 or 67% of total revenues in the first quarter ended May 31, 2015 compared to $2,066 or 56% of total revenues for the corresponding period in 2014, a decrease of $266 compared to the same period in 2014. The decrease of $266 in the first quarter ended May 31, 2015 is mainly attributable to the decrease in stock-based compensation expense of $240.

Finance Income
Finance income for the three months ended May 31, 2015 and 2014 were as follows:

(Expressed in thousands of dollars)	Three months Ended May 31, 2015	Three months Ended May 31, 2014
Finance income	1,687	4,522

Finance income amounted to $1,687 in the first quarter ended May 31, 2015 compared to $4,522 for the corresponding period in 2014, representing a decrease of $2,835. This decrease is mainly attributable to the revaluation of the warrant liabilities related to Acasti’s public offering warrants 2014 for which a change in fair value of $1,653 was recorded in the three-month period ended May 31, 2015 compared to $4,485 in the three-month period ended May 31, 2014.

Finance Costs
Finance costs for the three months ended May 31, 2015 and 2014 were as follows:

(Expressed in thousands of dollars)	Three months Ended May 31, 2015	Three months Ended May 31, 2014
Finance costs	468	605

Finance costs amounted to $468 in the first quarter ended May 31, 2015 compared to $605 for the corresponding period in 2014, a decrease of $137 compared to the same period in 2014. The decrease for the three-month period ended May 31, 2015 is attributable to a decrease in loss on foreign exchange of $447 partially offset by an increase in interest charge on loans and borrowings of $310.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA increased by $604 for the first quarter ended May 31, 2015 to ($5,168) compared to ($5,772) for the first quarter ended May 31, 2014. The increase in adjusted EBITDA of $604 for the first quarter ended May 31, 2015 is mainly attributable to a decrease in salaries of $782, a decrease in professional fees of $322, a decrease in training costs of $433 and a decrease in bad debt expenses of $487. The increase is partially offset by the other income related to royalty settlements of $1,634 in the first quarter ended May 31, 2014, which did not reoccur in the first quarter ended May 31, 2015.

Net Loss
The Corporation realized a consolidated net loss for the first quarter ended May 31, 2015 of ($4,966) compared to ($4,368) for the first quarter ended May 31, 2014, an increase of $598 compared to the same period in 2014. The increase in the consolidated net loss of $598 for the first quarter ended May 31, 2015 is mainly attributable to a decrease in other income related to royalty settlements of $1,634 and a decrease of change in fair value gain of $2,832 related to the revaluation of the warrants liabilities. This increase is partially offset by a decrease in stock-based compensation expense of $1,745, a decrease in salaries of $782, a decrease in professional fees of $322, a decrease in bad debt expense of $487 and a decrease in finance costs of $447.

management discussion and analysis of the financial situation and operating results

LIQUIDITY AND CAPITAL RESOURCES
(All figures in the section are expressed in thousands of dollars)

Operating Activities
During the three-month period ended May 31, 2015, the operating activities generated a decrease in liquidities of $2,960, compared to an increase of $1,153 for the corresponding three-month period ended May 31, 2014. The decrease in cash flows from operating activities for the three-month periods ended May 31, 2015 and 2014 is mainly attributable to a higher net loss incurred after adjustments for non-cash items, as explained in the Adjusted EBITDA section above.

Investing Activities
During the three-month period ended May 31, 2015, the investing activities generated an increase in liquidities of $2,625 primarily due to maturity of short-term investments of $3,254. The increase in liquidities was offset by acquisition of property, plant and equipment for $526 related to the plant in Sherbrooke.

Financing Activities
During the three-month period ended May 31, 2015, the financing activities generated a decrease in liquidities of $208 mainly due to interest paid of $222.

Overall, as a result of cash flows from all activities, the Corporation decreased its cash by $565 for the three-month period ended May 31, 2015.

At May 31, 2015, the Corporation’s liquidity position, consisting of cash and short-term investments, was $23,735. Of this amount, $17,226 are Acasti’s funds raised through a public and private offering in 2014 for the development of its new products and their marketing. As such the funds are not readily available to Neptune.

The Corporation has no committed undrawn financing.

The nutraceutical business is currently operating with negative cash flows from operations and the Corporation, in aggregate, had negative cash flows from operating activities in the three-month period ended May 31, 2015 of $3.0 million.

Management believes that its available cash and short-term investments, expected interest income, expected royalty payments and tax credits will be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the resolution of production issues at the Corporation’s plant in order to achieve plant output in a cost effective manner, within the timeframe expected by management.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange debt financing.

In addition, the Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance their research and development activities and clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation’s subsidiaries to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management’s control.

management discussion and analysis of the financial situation and operating results

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
(All figures in the section are expressed in thousands of dollars)

Derivatives over the Corporation’s own equity in the amount of $628 at May 31, 2015 do not give rise to liquidity risk because they settle in shares and thus have been excluded from the below table.

In addition, approximately $565 of advance payments at May 31, 2015 may be refundable in the next year if the Corporation fails to meet certain development milestones which has been excluded in the table below.

The following are the contractual maturities of financial liabilities and other contracts as at May 31, 2015:

					May 31, 2015
Required payments per year (in thousands of dollars)	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables	$7,655	$7,655	$7,655	$–	$–	$–
Loans and borrowings*	14,662	18,388	2,362	8,850	6,651	525
Research and development contracts	–	4,960	3,709	1,251	–	–
Operating leases	–	2,796	641	706	677	772
Other agreements	–	494	494	–	–	–
	$22,317	$34,293	$14,861	$10,807	$7,328	$1,297
*Includes interest payments to be made at the contractual rate.

The Corporation has no off balance sheet arrangements as at May 31, 2015, except for the following commitments.

Under the terms of an agreement entered into with a corporation controlled by Mr. Henri Harland, the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. For the three-month period ended May 31, 2015, total royalties included in operating expenses amounted to $33 (2014 - $55). As at May 31, 2015, the balance due to this corporation under this agreement amounts to $208 (February 28, 2015 - $175). This amount is presented in the consolidated statements of financial position under ''Trade and other payables''.

The Corporation rents its premises pursuant to operating leases expiring at different dates from May 31, 2016 to September 30, 2022. Minimum lease payments for the next five years are $632 in 2016, $358 in 2017, $331 in 2018, $331 in 2019, $331 in 2020 and $772 thereafter. The Corporation also has other operating leases expiring at different dates from July 31, 2017 to July 13, 2020. Minimum lease payments under these other operating leases for the next five years are $9 in 2016, $9 in 2017, $8 in 2018, $8 in 2019 and $7 in 2020.

As at May 31, 2015, the Corporation signed agreements amounting to $294 with various suppliers with respect to the plant. As at May 31, 2015, the Corporation also signed consulting agreements amounting to $200 with various consultants and research and development agreements amounting to $336 with various partners and suppliers for them to execute research and various projects.

In the normal course of business, Acasti has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. Acasti initiated research and development projects that will be conducted over a 12 to 24-month period for a total initial cost of $13,030, of which an amount of $8,037 has been paid to date. As at May 31, 2015, an amount of $369 is included in “Trade and other payables” in relation to these projects.

management discussion and analysis of the financial situation and operating results

Contingencies:
(All figures in the section are expressed in thousands of dollars)

On May 29, 2014, the Corporation and its subsidiaries were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of the Corporation and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500 and the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBio, as well as two blocks of 1,000,000 call-options each on the shares held by Neptune in Acasti and NeuroBio in his name. Neptune and its subsidiaries believe the claim as formulated is without merit or cause. On December 11, 2014 Neptune, Acasti and NeuroBio filed their defence and counterclaim alleging inter alia that Mr. Harland’s contract is null and void and that he is owed nothing following his resignation. Should the Court determine that the contract is nonetheless valid, the Corporation and its subsidiaries’ position, as stated in the defence and counterclaim, is that there was also enough evidence discovered after Mr. Harland’s resignation that would have justified a dismissal for cause and that again, nothing is owed to the plaintiff. No trial date has been set. All outstanding share-based payments held by Mr. Harland have been cancelled during the year ended February 28, 2015. As of the date of this management discussion and analysis, no agreement has been reached and no provision has been recognized in the financial statements in respect of this claim. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from Mr. Harland.

On December 15, 2014, Neptune was served with eleven (11) notices of offence issued by the Director of Penal and Criminal Prosecutions (Quebec) in connection with violations to the Quebec Environment Quality Act (CQLR, c. Q-2) for fines totaling approximately $360. These alleged offenses are linked to the incident of November 8, 2012 and subject to challenge. On January 13, 2015, Neptune entered a plea of “not guilty” on 10 of the 11 notices and entered a plea of “guilty but contesting the amount of the fine” on 1 of the 11 notices. No trial date has been set. As at May 31, 2015, an amount of approximately $16 is included in “trade and other payables” in the consolidated statements of financial position.

During the year ended February 28, 2015, the Corporation recorded a bad debt expense of $1,838 (2014 – $2,193) related to one significant customer, for which total trade receivable due at February 28, 2015 of $4,590 is now fully provided for (2014 – $4,365). In order to recover the money owed to it, Neptune initiated arbitration against this customer in August 2014 in which it claimed the sum of approximately US$3.7 million. In response, the customer asserted in its counterclaim that Neptune owes them at least US$40 million in damages. Neptune intends to pursue its claim and adamantly dispute this customer’s counterclaim which management believes to be frivolous. No hearing dates have been set.

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. Although the outcome of these pending cases as at May 31, 2015 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

SUBSEQUENT EVENTS

In June 2015, the Corporation received insurance recoveries relating to the 2012 plant explosion of approximately $724,000.

On June 1, 2015, the Corporation granted an aggregate of 288,000 incentive stock options under the Corporation’s Stock Option Plan for its Officers and management team. Each option will vest annually over a period of three years and will entitle its holder to purchase one common share of the Corporation at a price of $1.65 until June 1, 2022.

On June 1, 2015, Acasti granted an aggregate of 559,000 incentive stock options under the Acasti’s Stock Option Plan for its Officers and management team. Each option will vest annually over a period of three years and will entitle its holder to purchase one common share of Acasti at a price of $0.45 until June 1, 2022.

management discussion and analysis of the financial situation and operating results

FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at May 31, 2015 compared to February 28, 2015 (expressed in thousands of dollars):

Accounts	Increase (Reduction)	Comments

Cash	(565)	Refer to ‘’liquidity and capital resources’’
Short-term investments	(3,327)	Maturity of investments
Trade and other receivables	(2,509)	Receipt of accounts receivables payments
Tax credits receivable	(344)	Receipt of tax credits on equipment acquisitions and eligible R&D expenses
Inventories	681	Production at the plant
Property, plant and equipment	(200)	Costs related to plant net of depreciation
Other investment	573	Acquisition of shares and re-evaluation of the investment at fair value
Advance payments and deferred revenues	(218)	Recognition of royalty revenues under a partnership agreement
Derivative warrant liability	(1,653)	Change in fair value of warrants

See the statement of changes in equity for details of changes to the equity accounts from February 28, 2015.

PRIMARY FINANCIAL RATIOS

	May 31,	February 28,	May 31,
	2015	2015	2014
Working Capital Ratio (current assets / current liabilities)1	4.31	5.32	5.04
1
The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

The Corporation’s working capital ratio decreased at May 31, 2015 compared to February 28, 2015 and May 31, 2014 mainly due to the decrease in sales and the slow-down of the production process in order to enhance product handling characteristics.

RELATED PARTY TRANSACTIONS
(expressed in thousands of dollars)

Transaction with key management personnel:

For the three-month period ended May 31, 2015, a corporation controlled by the Chairman of the Board of Directors rendered consulting services amounted to $10 (nil in 2014). As at May 31, 2015, the balance due to this corporation amounts to nil ($50 as at February 28, 2015). This amount was presented in the consolidated statements of financial position under ''Trade and other payables''. These consulting services will stop when a CFO will be appointed.

Refer to note 16 of the consolidated interim financial statements for related party disclosures related to key management personnel compensation.

management discussion and analysis of the financial situation and operating results

CHANGE IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

New standards and interpretations not yet adopted:

Financial instruments:
IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

Revenue:
On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

CONTROLS AND PROCEDURES

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, we have filed certificates signed by Chief Executive Officer (“CEO”) and person who performs similar functions as a Chief Financial Officer (“CFO”) that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

Changes in internal control over financial reporting (ICFR)

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, the Corporation has filed certificates signed by the CEO and CFO that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

There have been no changes in the Corporation’s ICFR during the three-month period ended May 31, 2015 that have materially affected, or are reasonably likely to materially affect its ICFR.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml and, without limitation, the following risks:

•	the risk that the Corporation may not maintain all required permits to operate its production facility;
•	the risks related to the Corporation’s needs for additional funding;
•	the risk that Neptune may not recover all of the insurance proceeds it has claimed;
•	the risk that new claims or lawsuits relating to the plant explosion may be brought against Neptune;
•	the risk that Neptune may be unable to restore or grow its customer base;
•	the risk that Neptune is reliant on a limited number of distributors and significant concentration of accounts receivables;

management discussion and analysis of the financial situation and operating results

•	the risks related to the fact that Neptune has suffered significant impairment losses and its assets may be subject to future write-downs;
•	the risk that Neptune may lose its control of Acasti;
•	the risks related to Neptune’s history of net losses and inability to achieve profitability to date;
•	the risk that NKO® may not be successfully commercialized;
•	the risks related to changes in regulatory requirements and interpretations of regulatory requirements;
•	the risks related to Neptune’s reliance on third parties for the supply of raw materials;
•	the risk that Neptune may be unable to manage its growth efficiently;
•	the risk that Neptune may be unable to further penetrate core or new markets;
•	the risk that Neptune may be unable to attract and retain skilled labor;
•	the risk that Neptune may be unable to attract, hire and retain key management and personnel;
•	the risk related to the success of current and future clinical trials by Neptune and its subsidiaries;
•	the risk that Neptune may be unable to achieve its publicly announced milestones on time or at all;
•	the risks related to product liability lawsuits that could be brought against Neptune and its subsidiaries;
•	the risks related to intense competition from other companies in the pharmaceutical and nutraceutical industry;
•	the risk that Neptune may be unable secure and defend its intellectual property rights; and
•	the risks related to the fact that the Corporation does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at July 13, 2015, the total number of common shares issued by the Corporation and outstanding is 75,366,781 and Corporation common shares were being traded on the TSX under the symbol “NTB” and on NASDAQ Capital Market under the symbol “NEPT”. There are also 1,222,164 Neptune warrants, 6,655,900 Neptune options and 11,250 Neptune restrictive share units. Each warrant, option and restrictive share unit is exercisable into one common share to be issued from treasury of the Corporation.

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Corporation issuing common shares from treasury. Neptune has issued 4,973,500 Acasti call-options on shares it owns of the subsidiary outstanding as at the same date, exercisable into one Class A share of the subsidiary. In addition, Acasti has 20,016,542 warrants (including 592,500 warrants owned by the Corporation), 4,642,750 options and 11,250 restrictive share units outstanding at this date. Each warrant, option and restrictive share unit is exercisable into one Class A share to be issued from treasury of Acasti.